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                                                                 EXHIBIT (5)(c)

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                  ENDORSEMENT

                       MODIFICATION OF POLICY PROVISIONS


This endorsement is made a part of the policy to which it is attached.

1. Section 8.2 of the policy is deleted and the following is substituted:

8.2 WHAT IS THE CASH SURRENDER VALUE OF THIS POLICY? The Cash Surrender Value equals the Cash Value.

2. All references to "Cash Surrender Value" in Sections 4.3, 8.4 and 8.6 of the policy are deleted and the term "Alternative Cash Surrender Value" substituted. All references to "Cash Value" in Section 1.3 and 4.3 of the policy and Section 3 of the Supplementary Term Rider, if elected, are deleted and the term "Alternative Cash Surrender Value" substituted.

3. Section 4.8 of the policy is deleted and the following is substituted:

4.8 WHAT IS THE LATE PERIOD? If, on a Monthly Deduction Day, the Cash Surrender Value, less any policy debt, is less than the Monthly Deduction Charge for the next Policy Month, the policy will continue for a late period of 62 days after that Monthly Deduction Day. This may happen even if all Planned Premiums have been paid. If we do not receive sufficient payment before the end of the late period, the policy will end and there will be no more benefits under the policy. To inform you of this event, we will mail a notice to you at your last known address at least 31 days before the end of the late period. We will also mail a copy of the notice to the last known address of any assignee on our records.

4. The entire Section Five of the policy titled, "Guaranteed Minium Death Benefit" is deleted and any references to Guaranteed Minimum Death Benefit of any riders attached to the policy is deleted.

5. Section 11.16 of the policy is deleted and the following is substituted:

11.18 WHAT IS THE BASIS USED FOR COMPUTATION OF POLICY VALUES? All Cash Surrender Values and maximum Cost of Insurance rates referred to in this policy are based on the 1980 CSO Smoker/Nonsmoker Aggregate Tables of Mortality if the Insured is in a standard class of risk. Separate scales of maximum Cost of Insurance rates apply to other risk classes.

       Semi-Continuous functions are used, with interest as stated in the Fixed Account Section. The guaranteed minimum rate of return of the Fixed Account will yield values that are at least as much as the law required. We have filed a statement with the insurance official in the state or district in which this policy is delivered. It describes, in detail, how we compute policy benefits and Cash Surrender Values.

                                          NEW YORK LIFE INSURANCE
                                          AND ANNUITY CORPORATION

/s/ [SIG]                                      /s/ [SIG]
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      SECRETARY                                    PRESIDENT